Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF VERSO CORPORATION

Verso Corporation, a Delaware corporation (the “Corporation”), hereby certifies that the following amendments to its Amended and Restated Certificate of Incorporation were duly adopted in accordance with Section 242 of the Delaware General Corporation Law:

1.	Part (D) of Article V is hereby amended in its entirety to read as follows:

Except for any director elected by the holders of any series of Preferred Stock provided for or fixed pursuant to the provisions of Article IV hereof  (the “Preferred Stock Directors”), any director or the entire Board of Directors may be removed from office at any time, either with or without cause, only by the affirmative vote of the holders of at least a majority of the total voting power of the outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class.

2.	Article IX is hereby amended in its entirety to read as follows:

Amendment of Bylaws

In furtherance and not in limitation of the powers conferred upon it by the laws of the State of Delaware, the Board of Directors shall have the power to adopt, amend or repeal the Corporation’s Bylaws by the affirmative vote of a majority of the entire Board of Directors (assuming no vacancies on the Board of Directors). The Corporation’s Bylaws may also be adopted, amended, altered or repealed by the affirmative vote of at least a majority of the voting power of the Corporation’s issued and outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

3.	Article X is hereby amended in its entirety to read as follows:

Amendment of Certificate of Incorporation

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed in this Amended and Restated Certificate of Incorporation or the DGCL, and all rights herein conferred upon stockholders are granted subject to such reservation; provided, however, that notwithstanding any other provision of this Amended and Restated Certificate of Incorporation (and in addition to any other vote that may be required by law), the affirmative vote of the holders of at least a majority of the voting power of the Corporation’s issued and outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, change or repeal or to adopt any provision of this Amended and Restated Certificate of Incorporation inconsistent with any provision of Article V, Article VI, Article VII, Article VIII, Article IX, this Article X, or Article XI.

[Signature page follows]

In witness whereof, the undersigned has caused this Certificate of Amendment to be signed by its duly authorized officer on the date set forth below.

VERSO CORPORATION

By:	/s/ St. John Daugherty
St. John Daugherty
Secretary

DATED: February 18, 2020